SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          APACHE MEDICAL SYSTEMS, INC.
              -----------------------------------------------------
                        (Name of Subject Company (Issuer)


                                H-QUOTIENT, INC.
                                       AND
                                  HENRY M. COHN
              -----------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))


                                  COMMON STOCK
              -----------------------------------------------------
                           (Title of Class Securities)

                                    03746E102
              -----------------------------------------------------
                       (CUSIP Number of Class Securities)

                          -----------------------------
                                H-Quotient, Inc.
                                 Henry M. Cohen
                               8150 Leesburg Pike
                                    Suite 503
                                Vienna, VA 22180
                                 (703) 160-0100
                                  -------------
                                    Copy To:
                               PAUL GOODMAN, ESQ.
                     ELLENOFF GROSSMAN SCHOLE & CYRULI, LLP
                              370 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017

 -------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
 -------------------------------------------------------------------------------
        Transaction Valuation* $1,875,000.00 Amount of Filing Fee $375.00
 -------------------------------------------------------------------------------

    * For purposes of calculating the fee only. This amount assumes the purchase of 4,000,000 shares of common stock of the subject corporation for $0.46875 per share. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder

   [ ]   Check the box if any part of the fee is offset as provided by Rule
         0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: --------------------------------------
Form or Registration No. -------------------------------------
Filing Party: ------------------------------------------------
Date Filed: --------------------------------------------------

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X]    third-party tender offer subject to Rule 14d-1.
  [ ]    issuer tender offer subject to Rule 13e-4.
  [ ]    going-private transaction subject to Rule 13e-3.
  [ ]    amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER STATEMENT

                  This statement (the "Statement") constitutes the Tender Offer Statement on Schedule TO of H-Quotient, Inc. and Henry M. Cohn (collectively, the "Bidder") relating to an offer to purchase shares of common stock ("Shares") of Apache Medical Systems, Inc. (the "Company") upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 30, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

         All information set forth in the Offer to Purchase, including all schedules thereto, is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, except those items as to which information is specifically provided herein. The information in

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

the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 10  FINANCIAL STATEMENTS.

Not Applicable

ITEM 11. ADDITIONAL INFORMATION.

Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

ITEM 12  EXHIBITS.

(a)(1)  Offer to Purchase, dated February 7, 2001.

(a)(2)  Letter of Transmittal and Related Instructions.

(a)(3)  Cover Letter, dated February 7, 2001, from the Bidder to shareholders.

(a)(4)  Press Release dated February 7, 2001

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Douglas A. Cohn
-------------------
Douglas A. Cohn
President and CEO of
H Quotient, Inc.

/s/ Henry M. Cohn
-----------------
Henry M. Cohn

Dated:  February 7, 20001

Exhibit Index

Exhibit No.

(a)(1)   Offer to Purchase, dated February 7, 2001.

(a)(2)   Letter of Transmittal and Related Instructions.

(a)(3)   Cover Letter, dated February 7, 2001, from the Bidder to shareholders.

                                      iii